                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               SCHEDULE 13D/A
                               Amendment No. 1

                  Under the Securities Exchange Act of 1934

                              ICHOR CORPORATION

----------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $0.01 Par Value

----------------------------------------------------------------------------
                        (Title and Class of Securities)

                                  693286 10 6

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                                (CUSIP Number)

       Michael J. Smith, 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland
                          Telephone (41 22) 818 2999

----------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                                March 6, 1998

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           (Date of Event Which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                         Page 2 of 11 Pages


CUSIP No.  693286 10 6
           -----------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

          MFC Bancorp Ltd.
    -------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group

(a)  [   ]
(b)  [ X ]

3)  SEC Use Only
                 ----------------------------------------------
4)  Source of Funds    AF
                    -------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

-------------------------------------------------------------------------

6)  Citizenship or Place of Organization  Yukon Territory, Canada
                                          -------------------------------

Number of                   (7)  Sole Voting Power        0
Shares Bene-                                        ---------------------
ficially                    (8)  Shared Voting Power      6,866,003*
Owned by                                              -------------------
Each Reporting              (9)  Sole Dispositive Power   0
Person                                                   ----------------
With                        (10) Shared Dispositive Power   6,866,003*
                                                           --------------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person  6,866,003*
                                                                   ----------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     ---------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)    88.0%*
                                                         -------------------

14)  Type of Reporting Person     CO
                               ---------------------------------------------

--------------
* Including the assumed conversion of 402,500 preferred shares of ICHOR Corporation indirectly acquired on March 6, 1998, based on a conversion price of $1.39.

                                                          Page 3 of 11 Pages

CUSIP No.  693286 10 6
           -----------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

          Logan International Corp.
    -------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group

(a)  [   ]
(b)  [ X ]

3)  SEC Use Only
                  -----------------------------------------------------
4)  Source of Funds     WC
                     --------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

    -------------------------------------------------------------------

6)  Citizenship or Place of Organization    Washington
                                          -----------------------------

Number of                          (7)  Sole Voting Power     0
Shares Bene-                                                -----------
ficially                           (8)  Shared Voting Power  3,525,180*
Owned by                                                    -----------
Each Reporting                     (9)  Sole Dispositive Power   0
Person                                                          -------
With                               (10) Shared Dispositive Power  3,525,180*
                                                                 -----------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person  3,525,180*
                                                                   ----------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     ---------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)   59.4%*
                                                        --------------------

14)	Type of Reporting Person        CO
                                --------------------------------------------

--------------
* Including the assumed conversion of 142,500 preferred shares of ICHOR Corporation acquired on March 6, 1998, based on a conversion price of $1.39.

                                                          Page 4 of 11 Pages

CUSIP No.  693286 10 6
           -----------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

        Sutton Park International Ltd.
    -------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group

(a)  [   ]
(b)  [ X ]

3)  SEC Use Only
                  ------------------------------------------------------
4)  Source of Funds     WC
                     ---------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

    --------------------------------------------------------------------

6)  Citizenship or Place of Organization   Tortola, British Virgin Islands
                                          --------------------------------

Number of                          (7)  Sole Voting Power    0
Shares Bene-                                               ---------------
ficially                           (8)  Shared Voting Power    1,258,992*
Owned by                                                     -------------
Each Reporting                     (9)  Sole Dispositive Power    0
Person                                                          ----------
With                               (10) Shared Dispositive Power  1,258,992*
                                                                 -----------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person   1,258,992*
                                                                    ----------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     --------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)    20.4%*
                                                         ----------

14)  Type of Reporting Person       CO
                                 ----------------------------------

-------------
* Assuming the conversion of 175,000 preferred shares of ICHOR Corporation acquired on March 6, 1998, based on a conversion price of $1.39.

                                                          Page 5 of 11 Pages

CUSIP No.  693286 10 6
           -----------

1)  Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

       Constable Investments Ltd.
    --------------------------------------------------------------------

2)  Check the Appropriate Box if a Member of a Group

(a)  [   ]
(b)  [ X ]

3)  SEC Use Only
                  --------------------------------------------------
4)  Source of Funds      WC
                      ----------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

    ---------------------------------------------------------------------

6)  Citizenship or Place of Organization  Tortola, British Virgin Islands
                                          -------------------------------

Number of                          (7)  Sole Voting Power      0
Shares Bene-                                               ---------------
ficially                           (8)  Shared Voting Power    611,511*
Owned by                                                     -------------
Each Reporting                     (9)  Sole Dispositive Power    0
Person                                                          ----------
With                               (10) Shared Dispositive Power  611,511*
                                                                 ----------

11)  Aggregate Amount Beneficially Owned by Each Reporting Person   611,511*
                                                                    --------

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     ---------------------------------------------------------------

13)  Percent of Class Represented by Amount in Row (11)   11.1%*
                                                         -----------

14)  Type of Reporting Person        CO
                                ------------------------------------

-------------
* Assuming the conversion of 85,000 preferred shares of ICHOR Corporation acquired on March 6, 1998, based on a conversion price of $1.39.

                                                          Page 6 of 11 Pages
ITEM 1.  SECURITY AND ISSUER.

This statement relates to the shares of common stock with a $0.01 par value each of ICHOR Corporation ("ICHOR"), a Delaware corporation, having a principal executive office at Suite 1250, 400 Burrard Street, Vancouver, British Columbia, Canada, V6C 3A6.

ITEM 2.	IDENTITY AND BACKGROUND.

This statement is filed on behalf of MFC Bancorp Ltd. ("MFC"), Logan International Corp. ("Logan"), Sutton Park International Ltd. ("Sutton") and Constable Investments Ltd. ("Constable"). MFC operates in the financial services segment and has a principal business and office address at 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland. Sutton and Constable are wholly-owned operating companies of MFC. Sutton's principal business and office address is 6 Rue Charles-Bonnet, 1206 Geneva, Switzerland. Constable's principal business and office address is 8 Queensway House, Queen Street, St. Helier, Jersey, Channel Islands, JF2 4WD. Logan is a 69% owned subsidiary of MFC which engages in real estate activities and has a principal business and office address at #108 - 1201 SW 7th Street, P.O. Box 860, Renton, Washington, U.S.A. 98055-0860. See Item 6 on pages 2 to 5 of this Schedule 13D/A for the jurisdiction of organization of MFC, Logan, Sutton and Constable.

The following table lists the names, citizenship, principal business addresses and principal occupations of the executive officers and directors of MFC, Logan, Sutton and Constable. Sanne Trust Company Limited ("Sanne") is the corporate secretary of Sutton and Constable and is a corporation organized pursuant to the laws of the Channel Islands. Sanne operates as a corporate secretary and nominee and has a principal business and office address at 8 Queensway House, Queen Street, St. Helier, Jersey, Channel Islands, JE2 4WD.


NAME                    RESIDENCE                  PRINCIPAL
                   OR BUSINESS ADDRESS             OCCUPATION            CITIZENSHIP
-------------------------------------------------------------------------------------
Michael J. Smith     6 Rue Charles-Bonnet,        Director, President      British
                     1206 Geneva, Switzerland     and Chief Executive
                                                  Officer of MFC
-------------------------------------------------------------------------------------
Roy Zanatta          2 Stratford Place            Director and             Canadian
                     London, England              Secretary of MFC
                     United Kingdom, W1N 9AE
-------------------------------------------------------------------------------------
Sok Chu Kim          1071 - 59 Namhyun-Dong,      Director of Korea        Korean
                     Gwanak-Kn, Seoul, Korea      Liberalization Fund Ltd.
-------------------------------------------------------------------------------------
Julius Mallin        256 Jarvis Street,           Retired Businessman      Canadian
                     Apt. 8D,Toronto,Ontario,
                     Canada, M5B 2J4
-------------------------------------------------------------------------------------
Oq-Hyun Chin         3,4 Floor, Kyung Am Bldg.,   Business Advisor,        Korean
                     831028 Yeoksam-Dong,         The Art Group Architects
                     Kangnam-Ku, Seoul, Korea     & Engineers Ltd.
-------------------------------------------------------------------------------------
Leonard Petersen     Suite 1270, 609 Granville    Director and Senior      Canadian
                     Street, Vancouver, B.C.      Officer of Pemcorp
                     Canada V7Y 1G6               Management, Inc.
-------------------------------------------------------------------------------------
Roland Waldvogel     Baarestrasse 10, Zurich,     Independent Trust        Swiss
                     Switzerland, CH-6301         Officer
-------------------------------------------------------------------------------------
Diana Beaumont       La Seigneurie, Sark,         Corporate Director       British
                     Channel Islands
-------------------------------------------------------------------------------------
Jonathan Charles     La Jaspellerie, Sark,        Hotelier                 British
Brannam              Channel Islands
-------------------------------------------------------------------------------------

                                                          Page 7 of 11 Pages

During the last five years, neither MFC, Logan, Sutton, Constable nor, to the knowledge of MFC, Logan, Sutton or Constable, any of their officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Each of MFC, Logan, Sutton and Constable have executed a joint filing agreement consenting to the joint filing of this Schedule 13D/A. Such agreement is filed as Exhibit 1 to this Schedule 13D/A and is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Logan acquired 142,500 shares of 5% Cumulative Redeemable Convertible Preferred Stock, Series 1 (the "Preferred Stock") of ICHOR in consideration of debt forgiveness in the amount of $1,425,000. Sutton acquired 175,000 shares of Preferred Stock in consideration of $750,000 in debt forgiveness and $1,000,000 from Sutton's cash reserves. Constable has paid an aggregate of $850,000 or $10.00 per share for 85,000 shares of Preferred Stock. The purchase price was paid from Constable's cash reserves.

ITEM 4.  PURPOSE OF TRANSACTION.

Logan, Sutton and Constable have acquired their respective shares of Preferred Stock for investment purposes. At this time, neither MFC, Logan, Sutton or Constable nor, to the knowledge of MFC, Logan, Sutton or Constable, any of their directors or executive officers, have the intention of acquiring additional shares of ICHOR, although MFC, Logan, Sutton and Constable reserve the right to make additional purchases on the open market, in private transactions and from treasury. Neither MFC, Logan, Sutton or Constable nor, to the knowledge of MFC, Logan, Sutton or Constable, any of their directors or executive officers, have any present intention, arrangements or understandings to effect any of the transactions listed in
Item 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

As disclosed in the Schedule 13D dated December 17, 1996 filed by MFC and Logan, MFC was the beneficial holder of 3,970,320 shares of common stock of ICHOR, and Logan was the beneficial holder of 2,500,000 shares of common stock of ICHOR. On March 6, 1998, Logan completed the acquisition of 142,500 shares of Preferred Stock (the "Logan Preferred Stock") from treasury in consideration of $1,425,000 in debt forgiveness. The Preferred Stock have a conversion price equal to 90% of the 20 day average closing trading price of the shares of common stock of ICHOR on the stock exchange or quotation system through with the largest number of shares of common stock traded during the period immediately preceding the date that notice of conversion is delivered to

                                                          Page 8 of 11 Pages

ICHOR. For the purposes of this Schedule 13D/A, the conversion price and the amount of underlying common stock have been calculated using the 20 day average closing trading price on March 6, 1998, which was approximately $1.54. As a result of these transactions, Logan has the shared power to direct the vote and disposition of a total of 3,525,180 shares of common stock of ICHOR, which represents approximately 59.4% of the issued and outstanding common stock of ICHOR, assuming the conversion of the Logan Preferred Stock at a conversion price of $1.39 per share into 1,025,180 common shares of ICHOR.

On March 6, 1998, Sutton completed the acquisition of 175,000 shares of Preferred Stock (the "Sutton Preferred Stock") from treasury in consideration of $750,000 in debt forgiveness and a private placement in the amount of $1.0 million. As a result, Sutton has the shared power to direct the vote and disposition of 1,258,992 shares of common stock of ICHOR, which represents approximately 20.4% of ICHOR's issued and outstanding common shares, assuming the conversion of the Sutton Preferred Stock at a conversion price of $1.39 per share.

On March 6, 1998, Constable completed the acquisition of 85,000 shares of Preferred Stock (the "Constable Preferred Stock") from treasury for $10.00 per share or an aggregate purchase price of $850,000. As a result, Constable has the shared power to direct the vote and disposition of 611,511 shares of common stock of ICHOR, which represents approximately 11.1% of ICHOR's issued and outstanding common shares, assuming the conversion of the Constable Preferred Stock at a conversion price of $1.39 per share.

As a result of the above-mentioned transactions, MFC has the shared power to direct the vote and disposition of 6,866,003 shares of common stock of ICHOR, which represents approximately 88% of ICHOR's issued and outstanding common shares, assuming the conversion of the Logan, Sutton and Constable Preferred Stock at a conversion price of $1.39 per share into an aggregate of 2,895,683 common shares of ICHOR.

Michael J. Smith, Roy Zanatta and Leonard Petersen are each deemed to be beneficial owners of approximately 10,000 shares (less than 1%) of common stock of ICHOR, pursuant to unexercised stock options.

To the knowledge of MFC, Logan, Sutton and Constable, none of its directors or executive officers have any power to vote or dispose of any shares of common stock of ICHOR, nor did they, MFC, Logan, Sutton or Constable effect any transactions in such shares during the past 60 days, except as disclosed herein.

                                                          Page 9 of 11 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The description of the transactions described in Item 5 above is qualified in its entirety by reference to Exhibits 2, 3, 4, 5 and 6 which contain the debt settlement and subscription agreements and are incorporated herein by reference.

As disclosed in Item 5 above, Mr. Smith, Mr. Zanatta and Mr. Petersen currently hold stock options entitling them to purchase shares of common stock of ICHOR. Set forth as Exhibit 7 is ICHOR's Amended 1994 Stock Option Plan, which is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit Number            Description
     --------------            -----------

          1 Joint Filing Agreement among MFC Bancorp Ltd., Logan International Corp., Sutton Park International Ltd. and Constable Investments Ltd. dated March 13, 1998.

          2 Debt Settlement Agreement between Logan International Corp. and ICHOR Corporation dated September 30, 1997.

          3 Debt Settlement Agreement between Logan International Corp. and ICHOR Corporation dated February 20, 1998.

          4 Debt Settlement Agreement between Sutton Park International Ltd. and ICHOR Corporation dated February 20, 1998.

          5 Subscription Agreement between Constable Investments Ltd. and ICHOR Corporation dated February 26, 1998.

          6 Subscription Agreement between Sutton Park International Ltd. and ICHOR Corporation dated February 26, 1998.

          7 Amended 1994 Stock Option Plan of ICHOR Corporation. Incorporated by reference to the Definitive Schedule 14A of ICHOR Corporation filed July 9, 1996.

                                                         Page 10 of 11 Pages

                                  SIGNATURE
                                  ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   March 13, 1998
                                          ------------------------------
                                                       (Date)

                                                  MFC BANCORP LTD.

                                          By:   /s/ Michael J. Smith
                                          ------------------------------
                                                    (Signature)

                                            Michael J. Smith, President
                                          ------------------------------
                                                 (Name and Title)


                                                   March 13, 1998
                                          ------------------------------
                                                       (Date)

                                            LOGAN INTERNATIONAL CORP.

                                          By:   /s/ Michael J. Smith
                                          ------------------------------
                                                    (Signature)

                                           Michael J. Smith, President
                                          ------------------------------
                                                 (Name and Title)

                                                         Page 11 of 11 Pages


                                                    March 13, 1998
                                          ------------------------------
                                                        (Date)

                                          SUTTON PARK INTERNATIONAL LTD.

                                          By:   /s/ Michael J. Smith
                                          ------------------------------
                                                     (Signature)

                                             Michael J. Smith, Director
                                          ------------------------------
                                                  (Name and Title)


                                                    March 13, 1998
                                          ------------------------------
                                                        (Date)

                                            CONSTABLE INVESTMENTS LTD.

                                          By:   /s/ Michael J. Smith
                                          ------------------------------
                                                     (Signature)

                                             Michael J. Smith, Director
                                          ------------------------------
                                                  (Name and Title)

                                EXHIBIT INDEX
                                -------------

    1        Joint Filing Agreement among MFC Bancorp Ltd., Logan
             International Corp., Sutton Park International Ltd. and Constable Investments Ltd. dated March 13, 1998.

    2 Debt Settlement Agreement between Logan International Corp. and ICHOR Corporation dated September 30, 1997.

    3 Debt Settlement Agreement between Logan International Corp. and ICHOR Corporation dated February 20, 1998.

    4 Debt Settlement Agreement between Sutton Park International Ltd. and ICHOR Corporation dated February 20, 1998.

    5 Subscription Agreement between Constable Investments Ltd. and ICHOR Corporation dated February 26, 1998.

    6        Subscription Agreement between Sutton Park International Ltd.
             and ICHOR Corporation dated February 26, 1998.

    7        Amended 1994 Stock Option Plan of ICHOR Corporation.
             Incorporated by reference to the Definitive Schedule 14A of ICHOR Corporation filed July 9, 1996.